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CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2002	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.

(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

Contact:	Laurence G. Sellyn, Executive Vice President Finance and Chief Financial Officer Tel.: (514) 343-8805 Email: lsellyn@gildan.com
Rick Leckner Maison Brison Tel.: (514) 731-0000 Email: rick@maisonbrison.com

Gildan Activewear Reconfirms EPS Guidance for Fiscal 2002 and 2003, with Cash Flow
Significantly Ahead of Expectations

–  Announces Successful Start-Up of Rio Nance Textile Manufacturing Operations  –

Montreal, November 13, 2002 — Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) has confirmed that it expects diluted EPS for the fourth quarter and full year fiscal 2002 to be at the top end of its previously communicated range. The Company had indicated a range of $0.60-$0.65 per diluted share for its fourth quarter and a range of $2.20-$2.25 for the full year. Diluted EPS were $0.23 in the fourth quarter of fiscal 2001 and $1.72 for the full year fiscal 2001, both before special charges.

Sales for the full year fiscal 2002 are estimated at approximately $600 million, compared with the Company's prior guidance of $590 million. The higher than projected sales reflected stronger market conditions and continuing share penetration by Gildan in all market segments. The impact of higher than anticipated sales in the quarter was partially offset by slightly lower gross margins due to a lower-value product-mix and promotional pricing activity.

The Company also reconfirmed its EPS guidance for fiscal 2003 of $2.60-$2.70 per diluted share.

The Company announced that cash flow in the fourth quarter of fiscal 2002 was well ahead of expectations, due to continuing low accounts receivable DSO and further inventory reductions due to faster turns as well as the higher than anticipated sales. The Company ended the fiscal year with approximately $70 million of cash and cash equivalents, compared with its previous year-end projection of $35-$40 million. There was no outstanding indebtedness on the Company's bank credit facility, and net debt/total capitalization at the fiscal year-end is expected to be in the range of 16%.

The Company reported that it was extremely pleased with the start-up of its new world-class integrated knitting, bleaching, dying, finishing and cutting facility in Rio Nance, Honduras. At the fiscal year-end, the facility was running at an annualized production rate of approximately 5 million dozens, and is expected to reach an annualized rate of approximately 12 million dozens by the end of fiscal 2003. Production cost reductions currently being achieved are surpassing the Company's goals, and Gildan continues to believe that this facility will be the lowest cost producer for the North American activewear market, in comparison with any global competition.

The Company also noted that the modernization of its Long Sault yarn-spinning facility would be completed by the end of the second quarter of fiscal 2003, and that the start-up and upgrading of its second

Canadian yarn-spinning facility, which it acquired in June of 2002,would be completed by the end of fiscal 2003. The two integrated yarn-spinning facilities are expected to provide 100% of the commodity yarn requirements of Gildan's Canadian textile manufacturing facilities.

Gildan will report its fourth quarter and audited full year results before the market opens on December 6, 2002, followed by a conference call at 10:00 a.m. on December 6th to review the results and general business conditions and outlook.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality 100% cotton T-shirts, 50% cotton/50% polyester T-shirts, placket collar golf shirts and premium quality sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company's future results.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: November 13, 2002	By:	/s/ FRANÇOIS D. RAMSAY
	Name:	François D. Ramsay
	Title:	Vice-President, General Counsel and Corporate Secretary

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SIGNATURES